UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 3)*

Consolidated-Tomoka Land Co.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

210226106
(CUSIP Number)

David J. Winters c/o Wintergreen Advisers, LLC 333 Route 46 West, Suite 204 Mountain Lakes, New Jersey 07046 (973) 263 - 2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Advisers, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,543,075

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,543,075

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,543,075

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.1%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	210226106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wintergreen Fund, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,232,334

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,232,334

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,232,334

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.9%

14.	TYPE OF REPORTING PERSON*

IV

CUSIP No.	210226106

Item 1.	Security and Issuer.

The name of the issuer is Consolidated-Tomoka Land Company, a Florida corporation (the "Issuer").  The address of the Issuer's offices is 1530 Cornerstone Boulevard, Suite 100, Daytona Beach, Florida 32117.  This Schedule 13D relates to the Issuer's Common Stock, par value $1.00 per share (the "Shares").

Item 2.	Identity and Background.

(a, f)            This Schedule 13D is being filed jointly by Wintergreen Advisers, LLC,  ("Wintergreen  Advisers"), a Delaware limited liability company (the "Investment Manager") and Wintergreen  Fund, Inc. ("Wintergreen  Fund"), a Maryland corporation registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act") (together, the "Reporting Persons").

(b)            The principal business address of the Reporting Persons is 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey 07046.

(c)            Wintergreen Advisers is an investment management firm that serves as the investment adviser to certain private investment funds, including Wintergreen Fund.  Wintergreen Fund is an investment company registered under the Investment Company Act.

(d)            None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof Wintergreen Advisers may be deemed to beneficially own 1,543,075 Shares and Wintergreen Fund may be deemed to beneficially own 1,232,334 Shares.  The source of funds used to  purchase  the  Shares was the working capital of Wintergreen  Fund and other  investment  vehicles  managed by Wintergreen Advisers.  The  aggregate  funds  used by the  Reporting  Persons to make the purchases were approximately $74.0 million.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes in the course of the Reporting Persons' investing activities, and will review their investment in the Issuer on a regular basis.  On Thursday, April 7, 2016, the Reporting Persons sent an open letter, published on the internet, and attached hereto as Exhibit B, stating how they intend to vote with respect to certain items in the Issuer's 2016 Definitive Proxy Statement.  Specifically, the Reporting Persons intend to vote (i) against the re-election of all 7 directors; (ii) against the ratification of the appointment of Grant Thornton as auditor; (iii) against the approval of executive compensation; (iv) for the hiring of an independent advisor to evaluate ways to maximize shareholder value; and (v) against the issuance of additional shares.  As described in the open letter, with respect to the Issuer's proposal to authorize the issuance of additional shares, the Reporting Persons believe this issuance, if fully exercised, could dilute existing Issuer shareholders to the tune of more than 23%.  Accordingly, the Reporting Persons believe that this proposal is destructive to the interests of the Issuer's shareholders and they plan on voting no to Item 5.

The Reporting Persons intend to closely evaluate the performance of the Issuer, including, but not limited to, its share price, business, assets, operations, financial condition, capital structure, management's performance and prospects of the Issuer.  In addition, the Reporting Persons reserve the right to, without limitation, acquire additional Shares, dispose of all or some of the Shares they currently hold from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.  Further, the Reporting Persons reserve the right to revise their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, and subsequent developments affecting the Issuer.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth above, relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a-e)             As of the date hereof, Wintergreen Advisers may be deemed to be the beneficial owner of 1,543,075 Shares (26.1%) of the Issuer, and Wintergreen Fund may be deemed to be the beneficial owner of 1,232,334 Shares (20.9%) of the Issuer, each based upon the 5,944,412 shares outstanding as of the latest practicable date, as represented by the Issuer in its Form 10-K for the fiscal year ended December 31, 2015.

Wintergreen Advisers has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,543,075 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,543,075 Shares.

Wintergreen Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,232,334 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,232,334 Shares.

The trading date, number of Shares purchased or sold and the price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit C.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Statement

Exhibit B	Open Letter Regarding the Issuer's 2016 Definitive Proxy Statement

Exhibit C	Transactions in the Shares by Entities Advised by Wintergreen Advisors

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2016	Wintergreen Advisers, LLC

By: /s/ David J. Winters
Name: David J. Winters
Title: Managing Member

Wintergreen Fund, Inc.

By: /s/ David J. Winters
Name: David J. Winters
Title: Executive Vice President

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

The undersigned agree that this Schedule 13D, amendment number 3, dated April 7, 2016, relating to the Common Stock, par value $1.00 per share, of Consolidated-Tomoka Land Co. shall be filed on behalf of the undersigned.

Dated: April 7, 2016	Wintergreen Advisers, LLC

By: /s/ David J. Winters
Name: David J. Winters
Title: Managing Member

Wintergreen Fund, Inc.

By: /s/ David J. Winters
Name: David J. Winters
Title: Executive Vice President

Exhibit B

Wintergreen to Vote YES to Item 4
Wintergreen Proposal to Hire Independent Advisor to Maximize CTO Shareholder Value

And

Wintergreen to vote NO to Item 5
Board Proposal to Approve Issuance of Additional Shares of Common Stock

April 6, 2016

Wintergreen Advisers, LLC ("Wintergreen") supports its proposal to request that Consolidated-Tomoka Land Co. ("CTO" or "Company") hire an independent adviser to evaluate ways to maximize shareholder value.  We believe that shares of CTO are extremely undervalued and that substantial value is available to be unlocked quickly.  We believe an independent third party would accelerate this process by assisting CTO's board of directors (the "Board") in identifying viable opportunities to maximize shareholder value.

We plan to vote against certain other proxy items including the Board's Item 5 proposal to issue additional shares of common stock1.  According to our analysis of the proxy statement, we believe this issuance, if fully exercised, could dilute existing CTO shareholders to the tune of more than 23%.  Accordingly, we believe that this proposal is destructive to the interests of CTO shareholders and we plan on voting no to Item 5, as described more fully below.

To help illustrate what this dilution means for a shareholder of CTO, if this proposal passes and the Company issues the full amount of the requested shares, a shareholder who owns $1,000 worth of stock would be diluted such that the value of the shares immediately after the additional stock is issued, would be $765.

1 CTO is proposing issuing up to 1,387,860 shares.  As of February 19, 2016, CTO had 5,905,313 shares outstanding.

We plan to vote against the following Board sponsored proposals:

-	Against the issuance of additional shares of CTO
-	Against the re-election of each director
-	Against the ratification of the appointment of Grant Thornton, LLP as auditor
-	Against the advisory vote to approve executive compensation

As outlined in detail below, we believe these items are not in the best interest of CTO shareholders, and that shareholders deserve better than this.

Item 1.  We intend to vote against the re-election of all 7 directors.

We believe that the Board has failed to look out for the best interests of CTO shareholders.  The Board's latest transgression is a proxy statement that includes a proposal to issue more than 1.3 million shares, which could by our calculations, result in dilution of over 23% for existing shareholders.  We do not believe there is a beneficial reason to shareholders for this issuance and think that better financing options are clearly available.  Additionally, we view the proposal to increase compensation for what we believe to be a failed management team is egregious and another indication that the Board needs to be replaced.

Further, we have reached out to the Board on multiple occasions in an attempt to work with the Board on the issues that we have identified, but we have not received a satisfactory response.  In our view the Board has expressed an interest to rubber stamp management's actions and is no longer focused on its true role – to look after the interests of CTO shareholders.

Item 2.  We intend to vote against the ratification of the appointment of Grant Thornton as auditor.

In a series of letters to the Board2, we have identified what we believe to be deficiencies in CTO's publicly filed reports.  We also find it alarming that over a two-year period, Grant Thornton's audit fees have doubled without a clear explanation to CTO shareholders as to why this has occurred.  We believe that the engagement of a new audit firm that can undertake a thorough review of CTO's financial statements and disclosures would benefit all shareholders.

Item 3.  We intend to vote against the approval of executive compensation.

We think increasing John Albright's total compensation (including stock and option awards) by over five times his 2015 compensation is reckless, destructive, and undeserved.  We believe CTO's recent share price performance has been abysmal.  Its -5.5% performance in 2015 fell well behind both the overall S&P 500's return of +1.4% and the REIT Index's return of +1.4%3.  With the rebound in local real estate prices, and the low interest rate environment, we believe management's actions have detracted from share performance and absolutely no increase in compensation is warranted.   We also find it very curious that CTO has shifted the membership of its peer group twice in the last three years, and also uses a different listing of "peers" in CTO's investor presentations than what is contained in CTO's annual report.  We think this constant shifting and misdirection has become all too commonplace for this management team and shareholders should not reward this type of behavior.

2 Wintergreen has written to the Board on multiple occasions, including our letters dated December 17, 2015: "Wintergreen Sees Possible Securities Law Violations at CTO", January 12, 2016: "Wintergreen Cites What It Sees as Further Disclosure Failings at CTO", and February 17, 2016: "Wintergreen Pleased That CTO has hired Deutsche Bank to pursue the directive of Wintergreen's Proxy Proposal", among others.
3 Consolidated-Tomoka Land Co: Investor Presentation, March 7, 2016, page 8.

2

Additionally, in our view, Mr. Albright has demonstrated a pattern of taking on dangerous amounts of leverage, both with regards to CTO and his personal dealings.  As detailed in the 2016 proxy, Mr. Albright beneficially owns 109,4464 shares of CTO.   However, footnote 7, in much smaller print, reveals that Mr. Albright has pledged most of these shares in a margin trading account and as security for a line of credit.  We think leveraging his CTO shares is risky and if CTO's market value declines, Mr. Albright could be subject to a margin call that may force him to liquidate his CTO shares.  Under Mr. Albright's leadership, CTO has also taken on what we believe to be a dangerous amount of leverage which could lead to disastrous results for CTO shareholders. As recently as 2010, the Company wrote of the risks of leverage, writing to shareholders that "…The real estate market has always been cyclical. In down markets, significant debt can severely weaken a real estate company by forcing it to sell off valuable assets at a discount…"5  Given CTO's recent use of leverage, it seems to us that the lessons of the past have been forgotten.

Wintergreen will not support a plan to increase the compensation of Mr. Albright by more than five times his prior year's pay.  Nothing we have seen from Mr. Albright justifies this increase.

Item 4. We will vote for the hiring of an independent advisor to evaluate ways to maximize shareholder value.

We are pleased that Deutsche Bank was hired to pursue the directive of our proxy proposal: to explore strategic alternatives to enhance shareholder value, including the possible liquidation of assets or the sale of the company.  This is a good first step.  At this point, we cannot tell precisely what instructions have been given to Deutsche Bank as investment banker advisor, nor can we know how vigorously it will be permitted by the Board to explore all meaningful strategic paths for maximizing shareholder value. That said, we believe CTO is trading at a massive discount to the value of its underlying assets and that if Deutsche Bank acts in accordance with our proposal, we think it will uncover numerous opportunities to unlock shareholder value.

We question the Company's motives for not supporting the Wintergreen Proposal.  We do not believe that the continued pursuit of the Company's business plan is a viable option.  We think it is time to initiate, expedite and ultimately finalize a sales process while interest rates remain low in order to take advantage of the ongoing real estate market recovery. We have heard from many other CTO shareholders who support our proposal. We believe prior and current CTO management alike has failed to enhance shareholder value beyond a slight reflection of the recovery of the real estate market and a potential sale could be the best way to unlock CTO's value.

4 Consolidated-Tomoka Land Co: Definitive Proxy, March 15, 2016, page 18.
5 Consolidated-Tomoka Land Co: 10-K, 2010.

3

Item 5.  We will vote against the issuance of additional shares.

We believe there is absolutely no need to dilute shareholders by issuing common stock – there are several tax efficient transactions that the Company could pursue without diluting shareholders.

The Company's current obligation to bond holders is significant, approximately $75 million.  To meet its payment obligations without issuing additional shares and diluting shareholders potentially by over 23%, the Company has available to it:

1.       The Raleigh, North Carolina office complex, purchased in November 2015 for $42.3m6
2.       The Commercial Loan Portfolio of approximately $38.3m7
3.       The land pipeline sales of approximately $56m8 that will be closing in the coming years
4.       The approximately $8.7 million in treasury stock (subject to CTO's share price)

We believe the Company could liquidate (or, in the case of the treasury stock, sell) these assets to raise much needed cash.  We believe the Company should use any excess proceeds to repay debt and begin the process of deleveraging the Company.  The proceeds of the sale of the investment portfolio, which was recently liquidated at a substantial loss9, should also be used to reduce debt in preparation for the upcoming need for cash.  Between now and the bonds' 2020 conversion date, we believe there is ample opportunity for the Board to responsibly meet bond holder obligations while also addressing shareholder concerns.  Wintergreen believes that potentially diluting shareholders to the tune of 23% (if the additional shares are fully issued) is NOT the preferred method for CTO to meet its obligations to bond holders.

Accordingly, Wintergreen intends to vote "AGAINST"

-	Item 1: Against each of the seven directors nominated for one year terms
-	Item 2: Against the ratification of the appointment of Grant Thornton, LLP as auditor
-	Item 3: Against the advisory vote to approve executive compensation
-	Item 5: Against the issuance of additional shares of CTO

Wintergreen intends to vote "FOR"

-	Item 4: For the hiring of an independent advisor to evaluate ways to maximize shareholder value

Liz Cohernour, COO	David J. Winters, CEO

6 Consolidated-Tomoka Land Co: 8-K, November 12, 2015.
7 Consolidated-Tomoka Land Co: 10-K, March 1, 2016.
8 Consolidated-Tomoka Land Co: Investor Presentation, March 7, 2016.
9 Consolidated-Tomoka Land Co. 8-K, March 31, 2016.

4

THIS IS NOT A SOLICITATION OF DIRECT OR INDIRECT AUTHORITY TO VOTE YOUR PROXY. PLEASE DO NOT SEND US YOUR PROXY CARD; WINTERGREEN ADVISERS, LLC AND ITS AFFILIATES ARE NOT ABLE TO VOTE YOUR PROXIES AND THIS COMMUNICATION DOES NOT CONTEMPLATE SUCH AN EVENT.
THE INFORMATION CONTAINED HEREIN IS NOT AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE, AND DOES NOT PURPORT TO BE AND DOES NOT EXPRESS ANY OPINION AS TO THE PRICE AT WHICH THE SECURITIES OF CONSOLIDATED-TOMOKA LAND CO. MAY TRADE AT ANY TIME. THE INFORMATION AND OPINIONS PROVIDED HEREIN SHOULD NOT BE TAKEN AS SPECIFIC ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. INVESTORS SHOULD MAKE THEIR OWN DECISIONS REGARDING CONSOLIDATED-TOMOKA LAND CO. AND ITS PROSPECTS BASED ON SUCH INVESTORS' OWN REVIEW OF PUBLICLY AVAILABLE INFORMATION AND SHOULD NOT RELY ON THE INFORMATION CONTAINED HEREIN. NEITHER WINTERGREEN ADVISERS, LLC, NOR ANY OF ITS AFFILIATES ACCEPTS ANY LIABILITY WHATSOEVER FOR ANY DIRECT OR CONSEQUENTIAL LOSS HOWSOEVER ARISING, DIRECTLY OR INDIRECTLY, FROM ANY USE OF THE INFORMATION CONTAINED HEREIN.  MANY OF THE STATEMENTS IN THIS LETTER REFLECT OUR SUBJECTIVE BELIEF.

5

Exhibit C

Transactions in the Shares by Entities Advised by Wintergreen Advisors

Shares Purchased / (Sold)	Date	Price
(161,175)	3/10/2016	$48.09
161,175	3/10/2016	$48.09